Exhibit 4.4
DESCRIPTION OF THE COMPANY’S PREFERRED SHARE PURCHASE RIGHTS
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following summary describes the material features and rights of the preferred share purchase rights (the “Rights” and each, a “Right”) of Enterprise Bancorp, Inc. (referred to herein as “the Company,” “our,” “us,” or “we”). This summary does not purport to be a complete description of the terms and conditions of our Rights and is subject to, and qualified in its entirety by, applicable law and the provisions of that certain Renewal Rights Agreement, dated as of December 11, 2007, by and between the Company and Computershare Trust Company, N.A. (the “Rights Agent”), as amended pursuant to that certain Amendment No. 1, dated January 5, 2018 (the “Rights Agreement”), each of the Renewal Rights Agreement and Amendment No. 1 being filed as an exhibit to our Annual Report on Form 10‑K for the year ended December 31, 2019 (the “2019 Form 10-K”) of which this Exhibit 4.4 is a part. Capitalized terms used and not defined herein have the meanings set forth in the Rights Agreement.

On December 11, 2007, the Board of Directors of the Company declared a dividend distribution of one Right for each of the Company’s outstanding shares of common stock, par value $.01 per share (the “Common Stock”), to holders of record of the Common Stock at the close of business on January 13, 2008. On January 3, 2018, the Board of Directors of the Company extended the terms of the Rights (the “Amendment No. 1”). The description and terms of the Rights, as so amended, are set forth in that certain Rights Agreement.

Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of preferred stock, par value $0.01 per share, of the Company (the “Preferred Stock”) or in certain circumstances, to receive cash, property, shares of Common Stock or other securities of the Company, at a purchase price of $122.50 per one one-hundredth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

The Rights are attached to all certificates representing the shares of the Common Stock and no separate Rights Certificates have been distributed as of the date of the 2019 Form 10-K. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as the Company’s Board of Directors may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions (an “Acquiring Person”), has acquired, or has obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of such announcement being the “Stock Acquisition Date”) or (ii) 10 business days (or such later date as the Company’s Board of Directors may determine before a Distribution Date occurs) following the publication or commencement of a tender offer or an exchange offer that would result in a person becoming an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the certificates for shares of Common Stock and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 13, 2028, unless earlier redeemed, exchanged or otherwise rescinded by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of shares of the Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights.

In the event (a “Flip-In Event”) a person becomes an Acquiring Person (except pursuant to a tender or an exchange offer for all outstanding shares of Common Stock at a price and on terms that are accepted by the holders of more than fifty percent (50%) of the outstanding shares of Common Stock held by persons other than such Acquiring Person or any affiliates or associates of such Acquiring Person (an “accepted offer”)), each holder of a Right will thereafter have the right to receive, upon exercise of such Right and in lieu of shares of Preferred Stock, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $122.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $245.00 worth of shares of Common Stock (or other consideration, as noted above) for $122.50. Assuming that the shares of Common Stock had a Current Market Price of $49.00 at such time, the holder of each valid Right would be entitled to purchase five (5) shares of Common Stock for $122.50.

In the event (a “Flip-Over Event”) that, at any time on or after the Stock Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (other than certain mergers that follow an accepted offer) and the Company shall not be the surviving entity, (ii) the Company shall take part in a merger or other business combination transaction in which the shares of Common Stock are changed or exchanged (other than certain mergers that follow an accepted offer) or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.

The Purchase Price payable and the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the shares of Preferred Stock, (ii) if holders of the shares of Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock or (iii) upon the distribution to holders of shares of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of the Preferred Stock upon the exercise of any Right or Rights. In lieu thereof, a cash payment may be made, as provided in the Rights Agreement.

At any time until 10 business days following the Stock Acquisition Date (or such later date as may be determined by the Company’s Board of Directors, so long as such determination is made prior to the expiration of such 10-business day period), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Company’s Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 per Right redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income upon the occurrence of either a Flip-In Event or a Flip-Over Event as described above.

The terms of the Rights, including without limitation the date on which the Rights expire, may be amended by the Board of Directors of the Company and the Rights Agent at any time prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors and the Rights Agent only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.